Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Transcript of Hari V Krishnan on Bloomberg TV’s Bloomberg Markets program

Show: Bloomberg TV; Bloomberg Markets

Date: 7 February 2022

Link: https://www.bloomberg.com/news/videos/2022-02-07/propertyguru-confident-of-closing-spac-deal-this-quarter-video

RISHAAD SALAMA [00:00:01]: Okay, I’m going to be asking the Singapore based company PropertyGuru about plans to list on the NYSE through a deal done via a SPAC or special purpose acquisition company. It’s really looking at a market debut at the end of this quarter. We’ll find out how they’re going to do it. CEO and MD Hari Krishnan joins us next. This is Bloomberg.

HASLINDA AMIN: PropertyGuru is a leader in Southeast Asia’s online property market. The Singapore based company is gearing up to go public via a merger with a special purpose acquisition company, or SPAC, with Bridgetown 2 Holdings, a blank check company backed by billionaires Richard Li as well as Peter Thiel. PropertyGuru will raise some US$400 million in gross proceeds, which will be channeled towards both organic and inorganic growth. Joining us for an exclusive is CEO and MD Hari Krishnan. Hari, good to have you with us. Take us through the latest on your SPAC plans. I mean, why the delay, will it be completed this quarter?

HARI KRISHNAN: Good morning and thank you for having us, Haslinda. I think things continue to progress well. We’re very pleased with the process of taking this business. We’ve been in operations now for 15 years and we’ve been very deliberate in how we’ve built out this business over that period. As you know in a previous conversation I shared we decided to partner with Bridgetown largely because of the strengths of Thiel Capital and Pacific Century Group and how well they were able to help us share our story with investors in Asia, but also in North America. We said we would probably list the business towards the tail end of Q1 of this year and we remain on schedule. We released our F-4 filing in December and an amended F-4 actually last month in January. Things continue on schedule as far as we’re concerned.

HASLINDA AMIN: Well, where SPACs are concerned, it seems to have passed its peak popularity. Is that a concern for you?

HARI KRISHNAN: So I guess the structure itself, even in the first instance, was less relevant to us. It was more about the partners making sure that we had the right backers to be able to share our story. And in fact when we put out our F-4, we shared our H1 21 results and we delivered 17.9% revenue growth year on year for the first half of 21 versus the first half 20. We also reflected the fact that we have continued to grow our market share, our engagement market share from consumers. And that is north of 80% now. We’re serving 52 million people every month. So I think the fundamentals of the business and the partner you work with is perhaps far more significant than the structure. We also announced when we did the PIPE investment, we got very sophisticated investors like Baillie Gifford and Naya, etc. who have backed us. And we’ve got investors actually from all continents, from Asia, from North America and Europe who are backing us through the PIPE investment. So I think we remain confident in the readiness of this business to go public as well as the partners who are helping us get there.

RISHAAD SALAMA [00:03:03]: Hari, give us a sense of what sort of valuation you’d be seeking. You probably won’t tell us that, but please have a stab at it. And also just tell us are you profitable?

HARI KRISHNAN: So we actually did the disclose in the PIPE investment, etc., we’re raising it at an enterprise value of about US$1.35 billion including the cash, which we will take to the balance sheet. We’re targeting having an equity value of US$1.78 billion upon the completion of this transaction. So I’m glad for once as we go public, I can talk a little bit more openly about our valuation and what investors like Naya, Baillie Gifford, Akaris in the US, etc., very sophisticated investors, have valued us at. And of course, PCG and Thiel Capital. We turned operationally profitable, we were adjusted EBITDA positive back in 2018, stayed adjusted EBITDA positive all the way through 2020, and we’re projecting being adjusted EBITDA positive in FY22 as well.

So I think being operationally profitable is something we’ve done for many years. Our profitability continues to increase. And obviously for us, adjusted EBITDA is the best indication of cash flows and our ability to actually build good unit economics. We have very strong unit economics overall, and I think one of the best things is in a large percentage of the traffic that comes to our platform is organic. And we saw that only increase during COVID. 65% of the traffic coming to our marketplaces on PropertyGuru is organic, which means it’s not through paid marketing. And that sort of underpins this very profitable business model that’s been around for over 25 years.

RISHAAD SALAMA: This is it, isn’t it? EBITDA, profitability is one thing, net is another, but I want to get to what you would do with the money from a capital raising in whatever form there as well. And where do you see perhaps holes in your business which need actually to be perhaps accentuated, if you will? Where do you need to grow?

HARI KRISHNAN [00:05:03]: Yeah, We are very excited with the prospects for the region. We launched a new business, PropertyGuru Finance in the middle of COVID in 2020. We’ve already brokered over a billion Singapore dollars’ worth of home loans. We launched a very innovative product called SmartRefi last year which helps people manage their finances and understand when is the right time for them to refinance their home. We’ve also built enterprise products for developers, things like FastKey and FastKey Storyteller, which allow real estate developers with sales process automation.

In these areas, as well as in the space of real estate data we see a great opportunity. So data and software solutions for enterprise players in the real estate sector, financial services, our fintech products for the real estate sector, we see a huge opportunity. It’s an opportunity both to build, but also very much to buy. And so M&A is very much on the agenda. As you might know, in 2021, we acquired REA’s assets in Malaysia and Thailand, including iProperty in Malaysia, and we have been successful in integrating those businesses. We started realizing some of the synergies as a result of those integrations. So our track record of inorganic growth to complement a strong organic growth engine has underpinned our growth over the last 15 years. But I think post listing as well, we are very clear that at roughly US$400 million that we’ll take to the balance sheet will largely be in service of our inorganic growth and with our core business being cash generative already.

HASLINDA AMIN: Hari, there are naysayers. They say that post SPAC PropertyGuru is a sell because the business in Singapore is not sustainable and that your fintech and data services are not well executed. What do you say to that?

HARI KRISHNAN: So clearly, we disagree. I would say that over the last several years, we’ve been able to actually show that not only are we able to grow our revenue, but also grow our customer engagement, our customer loyalty, agent renewal rates are at all-time highs, consumer engagement, roughly 84% of consumers in Singapore search for a property on PropertyGuru. And this is similar, we have north of 90% market share in Malaysia, north of 70% market share in Vietnam. So we’re very high in market share in a number of markets. It’s not just about Singapore first and foremost. But I think also secondarily, we have seen that during COVID, a flight to quality. More agents, more consumers dealing with our platforms than any other platform in our space. In addition to this, we’ve obviously been able to continue to grow that revenue. We’ve already filed our first half numbers as I mentioned. In the midst of COVID, we’ve been able to grow our revenue 17.9% year on year, grow our leadership, acquire interesting businesses in markets in Malaysia and Thailand, so I’m pretty optimistic about our future.

HASLINDA AMIN: Hari, before we let you go, we’re looking at a higher rate environment. How might that impact demand for property in Southeast Asia?

HARI KRISHNAN: So clearly, interest rates are going to play a determinant. But what I’d say as a counterfactual on that one is that you have three strong macro tailwinds. You have urbanization, increasing digitalization and an emerging middle class. And I think the fact is these increasingly affluent people moving to cities and towns in our countries are going to need homes and they’re going to look for digital solutions. Interest rates are going to prove a little bit of a headwind, but the reality is outside Singapore in particular, the real estate sector has really been in lockdown, the lockdowns enforced by COVID over the last two years, and there’s tremendous demand waiting on the sidelines. But we remain very optimistic about FY22 and what’s going to happen. Just as one data point, as Vietnam opened up right at the end of 2021, we saw a 4.5 X listing volume versus August of 2021. So as the markets open, you’re seeing demand and supply coming online in droves and I’m optimistic about the real estate sector.

RISHAAD SALAMA [00:08:59]: Hari, good stuff, thank you so much, good luck.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Property Guru, PropertyGuru Group Limited (“PubCo”) and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Industry and Market Data

This document contains information, estimates and other statistical data derived from third party sources and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru, PubCo and Bridgetown 2 have not independently verified such third-party information, and make no representation as to the accuracy of such third-party information.

About Key Performance Metrics and Non-IFRS Financial Measures

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb.

Number of agents in all Priority Markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and total listings at the end of the previous month for other markets.

This document also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, fair value loss on contingent consideration, business acquisition transaction and integration cost and cost of proposed listing. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. The table below reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable financial measure stated in accordance with IFRS.

	Six Months Ended June 30,
	2021	2020

	(S$ in thousands)
Net loss	(150,568)	(2,298)
Adjustments:
Changes in fair value of preferred shares and embedded derivatives	124,146	(6,032)
Finance costs—net	9,951	6,330
Depreciation and amortization expense	5,012	4,769
Tax expense	339	70
Impairment	8	—
Share grant and option expenses	2,468	3,255
Other (gains)/losses—net	366	281
Business acquisition transaction and integration costs	1,254	—
Cost of proposed listing	2,252	—

Adjusted EBITDA	(4,772)	6,375
Revenue	42,890	36,374
Adjusted EBITDA	(4,772)	6,375

Adjusted EBITDA Margin	(11.1%)	17.5%

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

In connection with the business combination, PubCo has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of Bridgetown 2 to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.